FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM THERAPEUTICS TO PRESENT AT THE 5TH ANNUAL CANCER IMMUNOTHERAPY CONFERENCE

Toronto, Canada - March 25, 2015 - Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that Robert Uger, PhD, the Company's Chief Scientific Officer, will be presenting at the 5th Annual "Cancer Immunotherapy: A Long Awaited Reality" Conference at the New York Academy of Medicine in New York City on March 26, 2015. The corporate presentation is scheduled for 10:00 AM Eastern Time and Dr. Uger will be participating on the panel: Checkpoint Modulators - Next Generation.

About Trillium Therapeutics:

Trillium Therapeutics Inc. is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company has two premier preclinical programs, SIRPaFc and a CD200 monoclonal antibody (mAb), which target two key immunoregulatory pathways that tumor cells exploit to evade the host immune system. SIRPaFc is an antibody-like fusion protein that blocks the activity of CD47, a molecule that is upregulated on tumor cells in acute myeloid leukemia (AML) and numerous other malignancies. The CD200 mAb is a fully human monoclonal antibody that blocks the activity of CD200, an immunosuppressive molecule that is overexpressed by many hematopoietic and solid tumors.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:

This press release may contain forward-looking statements, which reflect Trillium's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company's ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com